                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a- 16 OR 15d- 16 of

                      the Securities Exchange Act of 1934

For the month of JUNE, 1996

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                (Translation of registrant's name into English)

                      Suite 1204 - 700 West Pender Street,
                  Vancouver, British Columbia, CANADA V6C 1G8
                   (Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [ ]

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]   No [X]

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

            [LETTERHEAD OF VENTURE PACIFIC DEVELOPMENT CORPORATION]

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE

JUNE 13, 1996 - VANCOUVER, BRITISH COLUMBIA. - VENTURE PACIFIC DEVELOPMENT CORPORATION OF VANCOUVER (THE "COMPANY") SEEKS TO CORRECT AND CLARIFY INFORMATION PREVIOUSLY RELEASED IN ITS APRIL 29, 1996 NEWS RELEASE. The Company has recently completed the comments procedure with the United States Securities and Exchange Commission ("SEC") with respect to registration of common shares on Form 10-SB under the Securities Exchange Act of 1934. The Company is in the process of initiating an application for listing on the Nasdaq SmallCap
Market. The SEC has not approved or commented in any way upon the Company's plans to seek listing upon the Nasdaq SmallCap Market. The Company cannot predict whether or not it will be accepted for listing upon the Nasdaq
SmallCap Market.

THE COMPANY'S CREEKSIDE VILLAGE 54 UNIT TOWNHOUSE PROJECT AT PEMBERTON, B.C. NEAR WHISTLER HAS PRESOLD 54% OF THE UNITS AND CONSTRUCTION IS PROCEEDING ON SCHEDULE, WITH COMPLETION IN DECEMBER.

FOR FURTHER INFORMATION CONTACT: RONALD W. DOWNEY AT (604) 687-4588 OR 1-(888) 260-8888 OR BY FAX AT (604) 687-4905. WEB SITE ADDRESS: www.venpac.com. E-MAIL
ADDRESS: ronaldd@venpac.com.

On behalf of the Board of Directors

/s/ Ronald W. Downey
- ------------------------------------
Ronald W. Downey, President & C.E.O.

TRADING SYMBOLS: "VSE":VPV,"NNOTC":VEPDF

       The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                  APPENDIX 23C

                      DECLARATION OF STOCK OPTION POSITION
                  (This form to be completed by the Optionee)

                            INCENTIVE STOCK OPTIONS

TO:  The Vancouver Stock Exchange

RE: VENTURE PACIFIC DEVELOPMENT CORPORATION (the "Company"), incentive stock options to purchase 75,000 common shares of the Company at $1.02 per share, granted on May 29, 1996 and expiring May 29, 1997 (the "Options").

I, JEFFREY D. BERWICK, HEREBY CERTIFY that the non-transferable Options have been granted to me in compliance with the requirements of V.S.E. Listings Policy 23; and more particularly that at the time of grant, I was not aware of any change in the affairs of the Company which might have affected the trading price or value of the Company's shares and which had not been disclosed to the public. If the Company is classified as a Venture Company as at the date of this Declaration, I confirm that I have not been granted a stock option in the Company within two years of the date of grant of the Options.

I am a Director (director/senior officer/bona fide employee) of the Company, or of 371208 B.C. Ltd., a subsidiary of the Company, or I am an individual employed by _________________________, a company providing management services to the Company. (If an employee: my job description is ________________________ and I work ____ hours per week for the Company or its subsidiaries.)

I HEREBY FURTHER CERTIFY (complete either Part I or Part II as applicable):

                                     PART I

THAT I do not currently have any outstanding options granted by any listed company.

DATED this 6th day of June, 1996.


Signature: /s/ J. Berwick
           ------------------------------

                                   PART II

THAT I hold as of the date of this Declaration outstanding stock options which have been granted to me by the Company and/or other listed companies as follows:

Name of Listed Company                          Outstanding Balance

- --------------------------------------------------------------------------------
                        NIL.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

(Complete on separate sheet if insufficient space)

DATED this   6th  day of  June  , 1996.
           ------        -------    --

Signature: /s/ J. Berwick
           -----------------

Enforcement action by the Vancouver Stock Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.

        THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC FILE

                                  APPENDIX 23D
                                 REGULAR FILING
                     SUMMARY FORM - INCENTIVE STOCK OPTIONS

COMPANY NAME: VENTURE PACIFIC DEVELOPMENT CORPORATION
SYMBOL: VPV    DATE: MAY 29, 1996

1.  OPTIONS PROPOSED FOR ACCEPTANCE:

Date of Grant: 96/05/29  (y/m/d).

=====================================================================================
                        Position
                    (Director/Senior    Insider?
                        Officer/         Yes or     No. of    Exercise     Expiry
Name of Optionee        Employee)          No       Shares     Price        Date
- -------------------------------------------------------------------------------------

Jeffrey D. Berwick    Director of         Yes       75,000    $1.02      May 29, 1997
                      Subsidiary
=====================================================================================

Total Number of optioned shares proposed for acceptance: 75,000.

2.  OTHER OUTSTANDING OPTIONS:

========================================================================
                    No. of    Exercise      Date of         Expiry
Name of Optionee    Shares      Price        Grant           Date
- ------------------------------------------------------------------------

Ronald W. Downey   100,000     $0.62      Dec. 27, 1995    Dec. 27, 1997
- ------------------------------------------------------------------------
Faisal Saleh        10,000     $0.62      Dec. 27, 1995    Dec. 27, 1997
- ------------------------------------------------------------------------
George E. Scott     25,000     $0.62      Dec. 27, 1995    Dec. 13, 1996
- ------------------------------------------------------------------------
Andrew S. Marton    10,000     $0.62       Feb. 8, 1995     Feb. 8, 1997
- ------------------------------------------------------------------------
Conrad Clemiss      25,000     $0.71      Aug. 24, 1995    Aug. 24, 1997
- ------------------------------------------------------------------------
Derek Van Laare     57,000     $1.39      Aug. 11, 1993    Aug. 11, 1998
- ------------------------------------------------------------------------
Denis Benteau       25,000     $0.92       May 24, 1995     May 24, 1997
========================================================================

Total Number of shares optioned, including those proposed for acceptance 327,000

3.  State the date of the press release announcing the grant of options:
    May 29, 1996 (attach copy).

4.  State the total issued and outstanding share capital at the date of grant:
    5,210,327.

5. State, as a percentage of the issued shares of the Company, the aggregate number of shares that are subject to incentive stock options, including options of this Filing:
        __________%.

6. State the closing price of the Company's shares for the ten trading days immediately preceding the date of grant and the average closing price for such ten days. If the exercise price is determined other than by the average ten day closing price, provide details:

        Date                    Closing Price           Average Closing Price
        May 15, 1996            $1.00
        May 16, 1996            $1.00
        May 17, 1996            $1.00
        May 21, 1996            $0.80
        May 22, 1996            $1.10
        May 23, 1996            $1.91
        May 24, 1996            $1.00
        May 27, 1996            $1.00
        May 28, 1996            $1.00
        May 29, 1996            $1.10                   $1.00

7. No material change occurred and no press release was issued by the Company during the ten trading days immediately preceding the date of grant. If a material change did occur within the ten trading days immediately preceding the grant, the average does not include a closing price that occurred earlier than the trading day following the day on which the material change was announced.

8. If the Company has completed a public distribution of its securities within six months of the date of grant, state the per share price paid by the public investors: $____________.

9. The fee for this filing is: $168, which sum plus GST is enclosed with this application.

Enforcement action by the Vancouver Stock Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.


           THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC FILE

                                  APPENDIX 23G
                             STOCK OPTION CHECKLIST
                                 REGULAR FILING

COMPANY CHECKLIST

COMPANY NAME VENTURE PACIFIC DEVELOPMENT CORPORATION
             ---------------------------------------
             (the "Company")

SYMBOL VPV
       --------

VENTURE BOARD COMPANY
                      --------
SENIOR BOARD COMPANY     X
                      --------

RELEVANT POLICIES:  Policy 23, Director and Employee Stock Options. See also
                    Policy 11, Inactive Companies and Reactivation, Policy 18.5, and Reverse Takeovers.

1.  PURPOSE:        This form is designed to list documents needed and establish that the grant of options contemplated is in compliance with the requirements of Exchange policies in order to speed up the Exchange's review and acceptance of the application.

2.  DOCUMENTS:      All documents filed within 30 days of grant of options
                    Yes  X   No
                        ---     ---

                    Place a check mark in the box to indicate the following documentation is enclosed.

                    a.  Copy of the news release announcing grant of options:
                        Date of release  May 29, 1996                   /X/
                                         -------------------------

                    b.  Certified true copy of the directors' resolution
                        granting the option                             /X/

                    c.  Certified true copies or originals of the individual
                        option agreements                               /X/

                    d. If optionees include Insiders, copy of the Information Circular and minutes of shareholders' meeting at which
                        shareholder approval was obtained               /X/
                                IF THE SHAREHOLDER MEETING HAS NOT YET TAKEN
                                PLACE, PLEASE CHECK HERE  / /

                    e.  Declaration of Stock Option Position completed and
                        executed by each optionee (Appendix 23C)        /X/

                    f. If optionees include a corporation, a Certificate and Undertaking Required From a Corporation Granted an
                        Incentive Stock Option (Appendix 23B)           / /

                    g. Particulars of any existing incentive stock options held by any optionees (must be in the form of a Declaration
                        of Stock Option Summary Form - Appendix 23D)    /X/

            [LETTERHEAD OF VENTURE PACIFIC DEVELOPMENT CORPORATION]

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE

MAY 29, 1996 -- VANCOUVER, BRITISH COLUMBIA -- In 1994 the Company restructured some of its business strategies over previous years, identifying long term opportunities and diversification for future growth. The Company, by redefining its basic businesses which opened vast opportunities by significantly expanding its horizons, is pleased to make THE ANNOUNCEMENT THAT IT HAS ENTERED INTO NEGOTIATIONS TO ACQUIRE CONTROLLING INTEREST IN A COMPANY MANUFACTURING NORTH AMERICA'S ONLY TRUE ISOTONIC ENERGY DRINK AND ENERGY BAR.

Upon completion of the Company's due diligence and execution of a Letter of Intent, further releases will be made.

THE COMPANY ALSO ANNOUNCES IT HAS ENGAGED THE SERVICES OF BERWICK MANAGEMENT CORPORATION (BMC) TO PROVIDE INVESTOR RELATIONS, PUBLIC RELATIONS AND CREATE EXPOSURE FOR VENTURE PACIFIC DEVELOPMENT CORPORATION ON A WORLD-WIDE BASIS THROUGH ELECTRONIC SUPPORT MEANS. BMC WILL DEVELOP, IMPLEMENT AND MAINTAIN AN ONGOING INVESTOR RELATIONS SUPPORT SYSTEM FOR THE COMPANY WITH THE GENERAL OBJECTIVE OF MAINTAINING AND EXPANDING EXISTING AND POTENTIAL INVESTOR AWARENESS OF THE COMPANY AND ITS BUSINESS ACTIVITIES for an initial period of three months at a rate of $3,700 per month. Investors will be able to contact Berwick Management Corp. and the Company for information and updates on Venture Pacific Development Corporation through the Internet, fax and a toll free number as well.

In addition, JEFFREY D. BERWICK HAS BEEN APPOINTED TO THE OFFICE OF MANAGER OF PUBLIC RELATIONS FOR THE COMPANY and has been granted, subject to regulatory approval, options entitling him to purchase up to 75,000 shares of the Company at $1.02 per share expiring May 29, 1997.

THE COMPANY IS PLEASED TO ANNOUNCE THE COMMENCEMENT OF CONSTRUCTION OF ITS 54 TOWNHOUSE DEVELOPMENT AT PEMBERTON, B.C. WITH 48% OF THE PROJECT PRE-SOLD, RONALD W. DOWNEY, PRESIDENT AND C.E.O., STATED THAT THE CONFIDENCE THE COMMUNITY HAS SHOWN IN THE PROJECT IS MOST REWARDING AS EVIDENCED BY THE PRE-SALES.

FOR FURTHER INFORMATION CONTACT: RONALD W. DOWNEY AT (604) 687-4588 OR 1-(888) 260-8888 OR BY FAX AT (604) 687-4905. WEB SITE ADDRESS: www.venpac.com. E-MAIL
ADDRESS: ronaldd@venpac.com.

On behalf of the Board of Directors


/s/ Ronald W. Downey
- ------------------------------------
Ronald W. Donald, President & C.E.O.

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

        h. Filing Fees                                          /X/

3.      DOCUMENT REVIEW: Please place a check in the applicable box to ensure that the following provisions are included in the applicable documents.

===============================================================================
ITEMS -- GENERAL REQUIREMENTS                       YES         NO         N/A
- -------------------------------------------------------------------------------
a. Option Agreements
- -------------------------------------------------------------------------------
   (i)   Option not transferable/assignable          X
- -------------------------------------------------------------------------------
   (ii)  Period option exercisable after death
         of optionee will not exceed 1 year          X
- -------------------------------------------------------------------------------
   (iii) Option exercisable not more than 30
         days after optionee ceases to be
         employee, director, senior officer (not
         applicable to Senior Board
         Companies)                                  X
- -------------------------------------------------------------------------------
   (iv)  Represents that optionee is a bona fide
         employee/director/senior officer            X
- -------------------------------------------------------------------------------
   (v)   Shareholder approval prior to exercise
         of options to Insiders required             X
- -------------------------------------------------------------------------------
   (vi)  Shareholder approval of amendments
         to options to Insiders agreements
         required                                    X
- -------------------------------------------------------------------------------
b. Term of options (less than or equal to 5 yrs
   Venture, less than or equal to 10 yrs Senior)     X
- -------------------------------------------------------------------------------
c. Total options do not exceed 10% issued
   and outstanding (unless the Company has a
   Stock Option Plan that states otherwise)          X
- -------------------------------------------------------------------------------
d. Total options to any one optionee does not
   exceed 5% issued and outstanding                  X
===============================================================================

4.      INACTIVE COMPANIES AND COMPANIES UNDERGOING REVERSE TAKEOVERS:

        a. Is the Company "inactive"?                   Yes     No  X
                                                            ---    ---

           -- If YES, Company cannot grant new stock options nor Insiders exercise existing stock options pursuant to Policy 11

        b. Is the Company presently undergoing or has the Company recently
           completed a Reverse Takeover?                        Yes     No  X
                                                                    ---    ---

           -- If YES, Company cannot grant options until at least 30 days from the date of resumption of trading pursuant to Policy 18.5

5.      IS THE/AN OPTIONEE A CORPORATION:                       Yes     No  X
                                                                    ---    ---

        -- If YES, are the shares of corporate optionee wholly-owned by an individual eligible for the options (e.g. employee, director,
           senior officer)                                      Yes     No
                                                                    ---    ---

        -- If YES, has the corporate optionee filed a Certificate and
           Undertaking Required From a Corporation Granted an Incentive Stock
           Option (Appendix 23B)                                Yes     No
                                                                    ---    ---


6.      PRICING AND POLICY COMPLIANCE:

        Is the Price calculated correctly having regard to:

        a. Is the exercise price THE GREATER OF average closing price within 10 trading days before the day of grant AND $0.15 per share?
                                                                Yes     No
                                                                    ---    ---

        b. If no trades took place within 10 trading days, is the exercise price THE GREATER OF last closing price AND $0.15 per share?
                                                                Yes     No
                                                                    ---    ---

        c. If a material change was announced within 10 trading days after the grant, is the exercise price THE GREATER OF average closing price for the period from the trading day after the material change announcement and ending on the trading day before the grant AND
           $0.15 per share?                                     Yes     No
                                                                    ---    ---

        d. If the grant is within 6 months of a public distribution, is the exercise price THE GREATER OF the average closing price within 10 trading days before the grant and the per share price of the
           distribution?                                        Yes     No
                                                                    ---    ---

7.      ADDITIONAL REQUIREMENTS FOR VENTURE COMPANIES:

        The following provisions are only applicable to companies listed on the Exchange's Venture Board.

        a. Only one option is granted to the same individual at any one time?
                                                                Yes     No
                                                                    ---    ---

        b. Has it been 2 years since the last grant for this optionee?
                                                                Yes     No
                                                                    ---    ---

        c. No optionee has stock options with more than 15 companies?
                                                                Yes     No
                                                                    ---    ---

8.   VSE NOTICE: The following is needed to complete the VSE acceptance notice.

     Total number of shares on which options are granted:  75,000
                                                          --------------------

     Exercise price:  $1.02
                     ---------------------------------------------------------

     Dated granted (yr/mth/day):  96/05/29
                                 ---------------------------------------------

     Expiry Date (yr/mth/day):  97/05/29
                                 ---------------------------------------------

9.   POLICY DEVIATION:

     If the Company has answered YES to Questions 4 or NO to any of Questions 2, 3, 5, 6, and 7, the covering letter provided with this Checklist explains why a deviation from Exchange policy is in the best interests of the Company and the investing public.
                                                                 Yes     No
                                                                     ---    ---

10.  CERTIFICATION:

     The undersigned, being a director or senior officer of the Company, certifies that the information disclosed in this Checklist is true in all respects as of the date noted below.

     Date                             Ronald W. Downey
         ----------------------       ----------------------------------------
                                                   Name of director or officer

                                      /s/ Ronald W. Downey
                                      ----------------------------------------
                                                                     Signature

                                      President
                                      ----------------------------------------
                                                             Official Capacity


Enforcement action by the Vancouver Stock Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.

This is the form required under section 139 of the Securities Rules or, where required, under an order issued under section 59 of the Securities Act.


                                    FORM 20

                                 SECURITIES ACT

                         REPORT OF EXEMPT DISTRIBUTION
                         -----------------------------


Report of a distribution under section 55(2)(1) to (5), (8) to (10), (11)(i),
(14), (16)(i), (18) or (24) to (27) of the Securities Act, S.B.C. 1985, c.83
(the "Act") or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, B.C. Reg. 479/95 (the "Rules"), or, where required, under an order issued under section 59 of the Act.

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer"):

        VENTURE PACIFIC DEVELOPMENT CORPORATION
        Suite 1204 -- 700 West Pender Street
        Vancouver, B.C.
        V6C 1G8
        Telephone: (604) 687-4588

2. State whether the Issuer is an exchange issuer.

        The Issuer is an exchange issuer.

3. Description of the security (the "Security") and the number distributed:

        Incentive Stock Options to purchase up to 75,000 shares exercisable at $1.02 per share on or before May 29, 1997.

4. Section of the Act or Rules under which the distribution was made:

        Section 55(2)(9) of the Act.

5. Date of the distribution:

        _______________________, being the date of regulatory approval of the grant of the Incentive Stock Options.

6. If the distribution was to 50 or fewer persons, complete clause (a) of this item. If the distribution was to more than 50 persons, circle clause (b) of this item.

   (a) Full Name and Address            Number of Securi-          Purchase
       of Purchasers                    ties Purchased             Price
       ---------------------            -----------------          --------

       Jeffrey D. Berwick               Option to purchase         Nil
       #15-2458 Pitt River Road         up to 75,000
       Port Coquitlam, B.C.             shares at $1.02
       V3C 6J7                          per share on or
                                        before May 29, 1997

   (b) The Issuer has prepared and certified a list comprising the information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

       N/A

7. State the total proceeds derived in British Columbia by the Issuer from the distribution, i.e. the total value of the securities distributed to residents of British Columbia.

       Nil, grant of incentive stock options.

8. State the name and address of any person acting as agent in connection with the distribution and the compensation paid or to be paid to such agent, including discounts, commissions or other fees or payments of a similar nature. If the compensation includes securities of the Issuer, note that a separate Form 20 may be required to be filed under section 139 of the Rules.

       N/A

9. If the distribution was under section 128(a) of the Rules, state the number of different purchases who acquired securities of the Issuer under that exemption during the 12 month period preceding the distribution.

       N/A

10.     If the distribution was under section 128(h) of the Rules, state:

        (a) the number of different purchasers who acquired securities of the Issuer under that exemption during the 12 month period preceding the distribution, and

                N/A

        (b) the total amount paid for securities of the Issuer issued under that exemption during the 12 month period preceding the distribution.

                N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia this __________ day of _________________, 1996.

                                        VENTURE PACIFIC DEVELOPMENT CORPORATION
                                        ---------------------------------------
                                        Name of Issuer

                                        Per:  /s/ Ronald W. Downey
                                              ---------------------------------
                                              Signature of authorized signatory


                                        ---------------------------------------


                                                     President
                                        ---------------------------------------
                                        Name and office of authorized signatory


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                          CONSENT TO ACT AS A DIRECTOR

                           (Sections 136, 138 & 157)
                                British Columbia
                                  "Company Act"

TO: 371208 B.C. LTD. (the "Company")

        I, the undersigned, hereby consent to act as a Director of the Company until revoked and I hereby declare that:

1. I am of the full age of 18 years;

2. I am capable of managing my own affairs;

3. I am not an undischarged bankrupt;

4. I have not been convicted of an offence in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years.

5. In the case of a reporting company, I have not had a registration in any capacity under the "Securities Act" or the "Mortgage Brokers Act" cancelled within the last five years.

DATED this 29th day of May, 1996.

/s/ JEFFREY D. BERWICK
- --------------------------------------------
Signature

JEFFREY D. BERWICK
- --------------------------------------------
Name (please print resident address in full)

#15 2458 Pitt River Road
- --------------------------------------------
Address

Port Conquitlam, B.C.
- --------------------------------------------

V3C 6J7
- --------------------------------------------
Postal Code

        THIS INVESTOR RELATIONS AGREEMENT is made effective the 29th day of May, 1996.


BETWEEN:

        VENTURE PACIFIC DEVELOPMENT CORPORATION, of Suite 1204,
        700 West Pender Street, Vancouver, British Columbia,
        V6C 1G8

        (hereinafter called the "Company")

                                                              OF THE FIRST PART

AND:

        BERWICK MANAGEMENT CORP. of #15 - 2458 Pitt River
        Road, Port Coquitlam, B.C., V3C 6J7

        (hereinafter called "Berwick")

                                                             OF THE SECOND PART

WHEREAS:

A. The Company is engaged in the business of land development and gaming (the "Business");

B. Berwick has represented to the Company that it has the qualifications, experience and expertise to provide investor and public relations services to the Company in connection with the Company and the Business and to create exposure for the Company on a worldwide basis through electronic support means; and

C. The Company considers it to be in its best interest to engage Berwick to develop, implement and maintain an ongoing investor and public relations support system for the Company with the general objective of maintaining and expanding existing and potential investor awareness of the Company and the Business (the "Services") on the terms and subject to the conditions hereinafter set forth.


        NOW THEREFORE THIS AGREEMENT WITNESS THAT the parties mutually agree as follows:

1.      ENGAGEMENT

1.1 Subject to the terms and conditions hereof, the Company hereby engages Berwick to provide the Services and Berwick hereby accepts such engagement.

1.2 Berwick's obligations to perform the Services shall commence on the date hereof (the "Effective Date") and will continue for a term of three (3) months from the Effective Date unless earlier terminated or extended in accordance with Section 5 hereof (the "Term").

2.      SERVICES

2.1 Berwick shall provide the Services to the Company in a diligent and professional manner and in furtherance thereof, shall, subject to the direction of the Board of Directors of the Company, create, manage and maintain a professionally designed internet web site (the "Web Site") as a basis for the provision of the Services.

3.      CONSIDERATION

3.1 The Company will pay Berwick $3,7000 per month for the provision of the Services and $300 per month for the management and maintenance of the Web Site, in arrears, during the Term and $3,000 in three $1,000 monthly payments for the creation of the Web Site.

3.2 If the engagement of Berwick hereunder is not extended beyond the Term, the Company will continue to pay Berwick $300 per month for the management and maintenance of the Web Site, which Berwick covenants to continue to provide, until such management and maintenance arrangements are cancelled by the Company on not less than 7 days written notice.

4.      RELATIONSHIP OF THE PARTIES

        The services to be performed by Berwick hereunder are personal in character and neither this Agreement nor any rights or benefits arising hereunder are assignable by Berwick. In performing the Services, Berwick shall operate as, and shall have the status of, an independent contractor and shall not act or hold itself out as, or be an agent of, the Company.

5.      TERMINATION AND RENEWAL

5.1 This Agreement may be terminated at any time by the Company if it determines that Berwick is not qualified to provide the Services as represented in Recital B and otherwise, by either party on 7 days prior written notice to the other party.

5.2 This Agreement may be renewed at the end of the Term by agreement in writing of the parties.

6.      NOTICES

6.1 Any notice, direction or other instrument required or permitted to be given under the provisions of this Agreement will be in writing and may be given by delivery of the same or by mailing the same by prepaid, registered or certified mail or by sending the same by fax or other similar form of communication, in each case addressed as follows:

        (a)     If to the Company at:

                Suite 1204
                700 West Pender Street
                Vancouver, British Columbia
                V6C 1G8

                Attention:  Mr. Ron Downey

                Fax No.: (604) 687-4905

        (b)     If to Berwick at:

                Berwick Management Corp.
                #15 - 2458 Pitt River Road
                Port Coquitlam, B.C.
                V3C 6J7

                Attention:  Jeffrey D. Berwick, President

                Fax No.: (604) 941-0842

6.2 Any notice, direction or other instrument aforesaid, if delivered, will be deemed to have been given and received on the day it was delivered, and if mailed, will be deemed to have been given and received on the fifth business day following the day of mailing except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received and, if sent by fax or other similar form of communication, be deemed to have been given or received on the day it was so sent.

6.3 Any party may at any time give to the other notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

7. FURTHER ASSURANCES

        Each party will at any time and from time to time, upon the request of the other, execute and deliver such further documents and do such further acts and things as such other party may reasonably request in order to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement.

8. ENUREMENT

        This Agreement shall enure to the benefit of and be binding on the parties to this Agreement and their respective successors and permitted assigns.

9. LAW

        This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the parties hereby irrevocably attorn to the courts of such Province.

        IN WITNESS WHEREOF the parties have executed this Agreement by their duly authorized signatories as of the day and year first above written.


                                VENTURE PACIFIC DEVELOPMENT CORPORATION


                                Per: /s/ Ronald W. Downey
                                     ---------------------------------------


                                BERWICK MANAGEMENT CORP.


                                Per: /s/ J. Berwick
                                     ---------------------------------------

                    [LETTERHEAD OF PAGE FRASER & ASSOCIATES]


JEFFREY T.K. FRASER
Law Corporation
- -------------------------------------------------------------------------------

BY COURIER

May 29, 1996

Vancouver Stock Exchange
4th Floor - 609 Granville Street
Vancouver, B.C.
V7Y 1H1

Attention:  David Ing, Analyst, Corporate Finance Services

Dear Sirs:

RE:     Venture Pacific Development Corporation (the "Company")
        - Stock Options Granted to Messrs. Goldstein and Rogers March 29, 1996

Further to the your letter of April 9, 1996, the Company is not proceeding with the Investor Relations Contract with Messrs. Goldstein and Rogers or the grant of stock options to them and enclosed is a copy of a news release in that regard.

Yours very truly,

JEFFREY T.K. FRASER
LAW CORPORATION




Per:  /s/ Jeffrey T.K. Fraser

          Jeffrey T.K. Fraser

JTKF:lr
Enclosures
c.c.    Venture Pacific Development Corporation
        Attention: Ronald W. Downey

            [LETTERHEAD OF VENTURE PACIFIC DEVELOPMENT CORPORATION]

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE

MAY 7, 1996 -- VANCOUVER, BRITISH COLUMBIA -- Publicly traded Venture Pacific Development Corporation announced today that with 40% PRE-SALES OF THE FIFTY-FOUR TOWNHOUSE PROJECT KNOWN AS CREEKSIDE VILLAGE AT PEMBERTON, B.C., NOT FAR FROM THE WORLD-FAMOUS WHISTLER SKI RESORT, HAS COMMENCED CONSTRUCTION. The condominium project is scheduled for completion in December of this year.

The Company has applied for a Development Permit with the Village of Pemberton to develop an 80 UNIT TRAVELODGE MOTOR INN WITH FUTURE EXPANSION TO 120 ROOMS, A GAS BAR/CONVENIENCE STORE, FREE STANDING FAMILY RESTAURANT, AND FIVE-THOUSAND SQUARE FEET OF RETAIL SPACE. Future plans to develop approximately forty-eight townhouses on the remaining site are being assessed.

WITH THE SPECTACULAR SUCCESS OF WHISTLER AS A YEAR-ROUND RESORT, WITH CONDOMINIUM SALES RANGING UP TO $500 CAN PER SQUARE FOOT, PEMBERTON PRICES AT $124 CAN PER SQUARE FOOT HAVE BECOME MOST ATTRACTIVE TO THE FIRST TIME HOME BUYER AND RECREATION INVESTOR.

The Company announces that its engagement of Bruce Goldstein and Ed Rogers to provide investor relations services to the Company through Discovery Financial, as announced April 3, 1996, has terminated and that the stock options announced by the Company March 29, 1996 have not received regulatory approval and will, therefore, not be proceeded with.

FOR FURTHER INFORMATION CONTACT: RONALD W. DOWNEY AT (604) 687-4588 OR 1-(888) 260-8888 OR BY FAX AT (604) 687-4905.


On behalf of the Board of Directors


/s/ Ronald W. Downey
- ------------------------------------
Ronald W. Downey, President & C.E.O.


The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

            [LETTERHEAD OF VENTURE PACIFIC DEVELOPMENT CORPORATION]

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE

APRIL 29, 1996 -- VANCOUVER, BRITISH COLUMBIA -- Publicly-traded VENTURE PACIFIC DEVELOPMENT CORPORATION ANNOUNCED TODAY THAT IT HAD RECEIVED APPROVAL FROM THE SECURITIES AND EXCHANGE COMMISSION IN THE UNITED STATES TO APPLY FOR FULL SENIOR BOARD LISTING ON THE NASDAQ STOCK EXCHANGE. Currently, Venture Pacific trades on the senior board of the Vancouver Stock Exchange and the NASDAQ Electronic Bulletin Board, which is a junior listing.

Venture Pacific's President and Chief Executive Officer, RONALD W. DOWNEY, says a senior board listing in the United States will give the COMPANY A GREATER AWARENESS AMONG U.S. INVESTORS. At the same time, he said, it opens the door to providing greater shareholder value, pointing out that there are JUST 5.2 MILLION SHARES OUTSTANDING.

Mr. Downey says he anticipates the NASDAQ senior listing SHOULD BE APPROVED THIS YEAR once all the listing requirements have been met.

Venture Pacific is active on a number of fronts, including REAL ESTATE, CASINO GAMING AND VENTURE CAPITAL.

It has IN EXCESS OF $12-MILLION IN RESIDENTIAL AND COMMERCIAL REAL ESTATE DEVELOPMENTS in growth areas in the Canadian province of British Columbia. Its CASINO GAMING ACTIVITIES involve ventures with First Nations groups. Venture Pacific's financial company is currently arranging EQUITY FINANCING FOR THREE PROJECTS IN CANADA AND THE UNITED STATES WITH A COMBINED VALUE OF $9.1 MILLION.

FOR FURTHER INFORMATION CONTACT: RONALD W. DOWNEY AT (604) 687-4588 OR BY FAX AT (604) 687-4905.


On behalf of the Board of Directors


/s/ Ronald W. Downey
- ------------------------------------
Ronald W. Downey, President & C.E.O.


The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

            [LETTERHEAD OF VENTURE PACIFIC DEVELOPMENT CORPORATION]

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE

VANCOUVER, BRITISH COLUMBIA. (APRIL 3, 1996) -- Venture Pacific, which trades on the Senior Board of the Vancouver Stock Exchange (Symbol: VPV) and on the NASDAQ Electronic Bulletin Board in the United States (Symbol: VEPDF), HAS MORE THAN $12-MILLION IN MAJOR REAL ESTATE DEVELOPMENTS PROJECTED OR IN PROGRESS IN BRITISH COLUMBIA.

Venture Pacific President and CEO, Ronald W. Downey, says THE CREEKSIDE VILLAGE PROJECT CONSISTING OF 54 TOWNHOUSE UNITS, scheduled for completion by this fall, IS ATTRACTING CONSIDERABLE INTEREST FROM FAMILIES, PARTICULARLY THOSE WHO WORK AT WHISTLER, BRITISH COLUMBIA, SINCE THE HOUSING DEVELOPMENT PROVIDES AFFORDABLE ACCOMMODATION WITH PRICES STARTING AT LESS THAN $160-THOUSAND. TO DATE, 16 UNITS HAVE BEEN PRESOLD.

He also points out that Canada Mortgage and Housing Corporation has increased the lending limits in Pemberton for its high-ratio financial assistance from $125,000 to $175,000. For first time buyers the cash requirement is five per cent of the purchase price with a 95 per cent loan. "This change is good news for us and for young families who have found housing out of reach for them in this area", said Mr. Downey "It is possible that we will consider further housing developments in Pemberton as a result of the CMHC decision".

Mr. Downey also announced that the company's casino management division had continued discussions on two fronts.

"We are currently MEETING WITH A NATIVE TRIBE IN THE NORTHWESTERN PART OF THE UNITED STATES REGARDING A GAMING-ENTERTAINMENT-BINGO COMPLEX and we HAVE OPENED NEGOTIATIONS WITH A VIEW TO PURCHASING A PRIVATELY-HELD ADVANCED TECHNOLOGY CORPORATION THAT HAS THE WORLD'S FIRST INTERACTION CD DRIVEN, FULL MOTION CINEMA VIDEO LOTTERY TERMINAL."

Meantime, Mr. Downey says Venture Pacific continues to assist First Nations Bands in British Columbia to prepare for the development of entertainment and gaming facilities on their lands.

THERE ARE NO MATERIAL CHANGES IN THE COMPANY'S AFFAIRS AT THIS TIME.

FOR FURTHER INFORMATION CONTACT: RONALD W. DOWNEY AT (604) 687-4588 OR (888) 260-8888 OR BY FAX AT (604) 687-4905.

On behalf of the Board of Directors


/s/ Ronald W. Downey
- ------------------------------------
Ronald W. Downey, President & C.E.O.


The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

            [LETTERHEAD OF VENTURE PACIFIC DEVELOPMENT CORPORATION]

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE

VANCOUVER, BRITISH COLUMBIA. (APRIL 3, 1996) - VENTURE PACIFIC DEVELOPMENT CORPORATION, which trades on the Senior Board of the Vancouver Stock Exchange (Symbol: VPV) and on the NASDAQ Electronic Bulletin Board in the United States (Symbol: VEPDF), announces the execution of an agreement pursuant to which Bruce Goldstein and Ed Rogers have been engaged by the Company to provide investor relations services to the Company through Discovery Financial of Coral Springs, Florida for an initial period of 3 months at a rate of $7,500 per month. Messrs. Rogers and Goldstein's backgrounds are in financial public relations.

Under the agreement, Messrs. Goldstein and Rogers, through Discovery Financial, have agreed to promote the Company and its business of land development and gaming, and have agreed to develop, implement and maintain an ongoing investor relations support system for the Company with the general objective of maintaining and expanding existing and potential investor awareness of the Company and its business activities. Messrs. Goldstein and Rogers each hold options, subject to regulatory approval, to purchase up to 50,000 shares of the Company at $1.10 per share expiring March 29, 1997.

FOR FURTHER INFORMATION CONTACT: RONALD W. DOWNEY at (604) 687-4588 or 1-(888) 260-8888 BY FAX AT (604) 687-4905.

On behalf of the Board of Directors

/s/ Ronald W. Downey
- ------------------------------------
Ronald W. Downey, President & C.E.O.

       The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

            [LETTERHEAD OF VENTURE PACIFIC DEVELOPMENT CORPORATION]

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE

VANCOUVER, BRITISH COLUMBIA. (MARCH 18, 1996) - Further to the Company's news release of January 26, 1996, the Company has completed a private placement of 1,685,715 units, at a purchase price of $0.56 per unit. Each unit consists of one share and one share purchase warrant to purchase a further share at a price of $0.56 in the first year and $0.65 in the second year commencing January 26, 1996.

The $944,000 proceeds from the private placement are intended to be used, as to approximately $850,000, to fund development costs associated with the 54 unit townhouse and condominium development known as Creekside Village at Pemberton, British Columbia and, as to the balance for working capital.

Venture Pacific, which trades on Senior Board of the Vancouver Stock Exchange (Symbol: VPV) and on the NASDAQ Electronic Bulletin Board in the United States (Symbol: VEPDF), HAS MORE THAN $12-MILLION IN MAJOR REAL ESTATE DEVELOPMENTS PROJECTED OR IN PROGRESS IN BRITISH COLUMBIA.

Venture Pacific President and CEO, Ronald W. Downey, says THE CREEKSIDE PROJECT, scheduled for completion by this fall, IS ATTRACTING CONSIDERABLE INTEREST FROM FAMILIES, PARTICULARLY THOSE WHO WORK AT WHISTLER, BRITISH COLUMBIA, SINCE THE HOUSING DEVELOPMENT PROVIDES AFFORDABLE ACCOMMODATION WITH PRICES STARTING AT LESS THAN $160-THOUSAND.

He also points out that Canada Mortgage and Housing Corporation has increased the lending limits in Pemberton for its high-ratio financial assistance from $125,000 to $175,000. For first time buyers the cash requirement is five per cent of the purchase price with a 95 per cent loan. "This change is good news for us and for young families who have found housing out of reach for them in this area", said Mr. Downey. "It is possible that we will consider further housing developments in Pemberton as a result of the CMHC decision".

Mr. Downey also announced that the company's casino management division has entered into discussions on two fronts.

"We are currently MEETING WITH A NATIVE TRIBE IN THE NORTHWESTERN PART OF THE UNITED STATES REGARDING A GAMING-ENTERTAINMENT-BINGO COMPLEX AND WE HAVE OPENED NEGOTIATIONS WITH A VIEW TO PURCHASING A PRIVATELY-HELD ADVANCED TECHNOLOGY CORPORATION THAT HAS THE WORLD'S FIRST INTERACTIVE CD DRIVEN, FULL MOTION CINEMA VIDEO LOTTERY TERMINAL."

Meantime, Mr. Downey says Venture Pacific continues to assist First Nations Bands in British in British Columbia to prepare for the development of entertainment and gaming facilities on their lands.

FOR FURTHER INFORMATION CONTACT: RONALD W. DOWNEY AT (604) 687-4588 OR (888) 260-8888 OR BY FAX AT (604) 687-4905.

On behalf of the Board of Directors


/s/ Ronald W. Downey
- ------------------------------------
Ronald W. Downey, President & C.E.O.

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                    [LETTERHEAD OF VANCOUVER STOCK EXCHANGE]

12 March 1996

David M. Calabrigo
Barrister & Solicitor
807 - 700 West Pender Street
Vancouver, BC
V6C 1G8

ATTENTION:  DAVID M. CALABRIGO

Dear Sirs/Mesdames:

RE:  VENTURE PACIFIC DEVELOPMENT CORP. ("VPV")
     PRIVATE PLACEMENT-CERTIFIED FILING

This is to confirm that the Vancouver Stock Exchange has accepted for filing documentation with respect to a private placement announced January 26, 1996:

Number of Shares:        1,685,715 shares

Purchase Price:          $0.56 per share

Warrants:                1,685,715 non-transferable share purchase warrants to
                         purchase 1,685,715 shares

Warrant Exercise Price:  $0.56 for a one year period

                         $0.65 in the second year

Placees:                 499412 British Columbia Ltd.
                         (Bradley Rudman)                     446,428
                         Conrad Clemiss                       100,000
                         Lisa Reynolds                         44,643
                         Anker Bank                           180,000
                         No. 67 Corporate Ventures Ltd.
                         (Denise Ulibarri)                    100,000
                         Sunnybrook Securities Ltd.
                         (Arthur & Marion Clemiss)            814,644

David M. Calabrigo
12 March 1996
Page 2

These securities have not yet been issued. The Company shall issue a news release if the private placement does not close promptly.

Should you have any questions, please contact the undersigned.


Your truly,

/s/ Colleen Chambers
- ---------------------
Colleen Chambers
Analyst
Corporate Finance Services

CC/rw

cc   BC Securities Commission Attn: Corporate Finance
     Venture Pacific Development Corp.
     687-4905

file cc1022

                        [LETTERHEAD DAVID M. CALABRIGO]


March 4, 1996                                                   VIA COURIER


Vancouver Stock Exchange
Stock Exchange Tower
P.O. Box 10333,
Fourth Floor
609 Granville Street
Vancouver, BC
V7Y 1H1


ATTENTION: COLLEEN CHAMBERS:

Dear Colleen,

RE: VENTURE PACIFIC DEVELOPMENT CORP. (THE "COMPANY")
    PRIVATE PLACEMENT OF 1,785,715 UNITS
    FINAL SUBMISSION AND APPROVAL
    CERTIFIED FILING

- -----------------------------------------

Further to your letter of February 7, 1996, a copy of which is enclosed, and pursuant to Paragraph 16.1.43 and Paragraph 16.1.53 of Vancouver Stock Exchange Listing Policy Statement No. 16 dated November 30, 1995, I hereby submit for final approval the following documents by way of certified filing:

1. Private Placement Questionnaire and Undertaking Forms completed and executed by each of the placees; and

2. Private Placement Declaration of Certified Filing and Summary Form completed and executed by Mr. Ronald W. Downey, President, C. E. O. and Director of the Company.

For the beneficial owner(s) of 499412 BC. Ltd., No. 67 Corporate Ventures Ltd. and Sunnybrook Securities Ltd. please refer to each of their respective Private Placement

DAVID M. CALABRIGO
MARCH 4, 1996
PAGE 2


Questionnaires and Undertakings. Please note that Aldridge Holdings Ltd. ("Aldridge") has been replaced by Sunnybrook Securities Ltd. ("Sunnybrook") Aldridge and Sunnybrook have the same beneficial owners.

The private placement does not fall under Section 165.1.35 of Listings Policy No. 16 and accordingly, shareholder approval is not required.

I trust you will find the enclosed to be in order and should you have any questions with respect to the same, please do not hesitate to contact the undersigned.


Yours truly

/s/ David M. Calabrigo
- ----------------------------
DAVID M. CALABRIGO
:jm/Enclosures

cc: VENTURE PACIFIC DEVELOPMENT CORP.
    ATTENTION: MR. RONALD DOWNEY
    ---------------------------------

                                LIST OF PLACEES

Name and Address                Number of Units          Statutory Exemption
================================================================================

499412 BRITISH COLUMBIA LTD.        446,428                Section 55(2)(4)
1150-750 West Pender Street        ($250,000)
Vancouver, British Columbia
V6C 278

CONRAD CLEMISS                      100,000                Section 55(2)(9)
1204-700 West Pender Street        ($56,000)
Vancouver, British Columbia
V6C 1G8

LISA REYNOLDS                        44,643                  Rule 128(h)
620 Lowry Lance                    ($25,000)          (formerly Section 117(i))
North Vancouver, British Columbia

ANKER BANK                          178,571                Section 55(2)(4)
P.O. Box 4923                      ($100,000)
Zurich, Switzerland
2H8-8022

NO. 67 CORPORATE VENTURES LTD.      100,000                  Rule 128(h)
602-595 Howe Street                ($56,000)          (formerly Section 117(i))
Vancouver, British Columbia
V6C 275

WILLIAM E. GRAFHAM                  100,000                  Rule 128(h)
40 Cayman Reef Resort              ($56,000)          (formerly Section 117(i))
P.O. Box 1595
Grand Cayman, Cayman Islands
British West Indies

ALDRIDGE HOLDINGS LTD.              816,073                Section 55(2)(4)
P.O. Box 1316G,                   ($457,000)
Grand Cayman, Cayman Islands
British West Indies

===============================================================================

                    [LETTERHEAD OF VANCOUVER STOCK EXCHANGE]

February 7, 1996

FAX 681-7296

David M. Calabrigo
#301 - 700 West Pender Street
Vancouver, BC
V6C 1G8

Attention: DAVID M. CALABRIGO

Dear Sirs:

RE: VENTURE PACIFIC DEVELOPMENT CORPORATION (THE "COMPANY") - SUBMISSION #16987

Further to the Company's news release dated January 26, 1996, and your notice letter dated January 30, 1996, this is to advise that the Company's proposed Private Placement of 1,785,715 shares at a price of $0.56 per share with 1,785,715 non transferable warrants attached to purchase 1,785,715 shares at a price of $0.56 per share if exercised within the first year and at a price of $0.65 per share if exercised within the second year, is acceptable in principle to the Vancouver Stock Exchange (the "Exchange").

Please note the requirements of Policy 16, specifically:

+ Final acceptance of the private placement is subject to the filing, within 45 days of the date of the news release, of either a Regular or Certified Filing. Please identify in the filing the specific statutory exemption(s) relied on for the issuance. It is the responsibility of the Company to determine the compatibility of the B.C. Securities Act exemption(s) used and to meet all the legal requirements of the exemption(s).


+ No securities can be issued until final acceptance is provided by the Exchange. The Certified Filing of complete documentation will result in the automatic issuance of a VSE Notice accepting the private placement for filing (the Exchange reserves the right to determine any particular application ineligible for acceptance under the certified filing procedure and to require some or all of the documentation for a regular filing to submitted for review).


+ Final acceptance is also subject to the transaction closing no later than 45 days from the date of this letter.

DAVID M. CALABRIGO
February 7, 1996
Page 2

+ The Exchange reserves the right to review the price of the private placement at the time the documentation is filed if a material change in the affairs of the Company is announced during the filing period.

+ Shareholder approval will be required if the private placement falls under
  Section 16.1.35 of Policy 16.

Please disclose the beneficial owner(s) of 499412 BC Ltd., No. 67 Corporate Ventures Ltd. and Aldridge Holdings Ltd.

Please also note the B.C. Securities Commission's newly revised Form 61 -- Quarterly Report, which requires disclosure of and reasons for any material differences in the actual use of proceeds from the previous disclosure by the issuer regarding its intended use of proceeds.

The Exchange does not require a Filing Statement. Should you have any questions, please contact the undersigned.


Yours truly,

/s/ Colleen Chambers
- -----------------------------
Colleen Chambers
Analyst
Corporate Finance Services

CC/rw

cc: British Columbia Securities Commission
    Attention: Corporate Finance Department

    Venture Pacific Development

cc1014

                       [LETTERHEAD OF DAVID M. CALABRIGO]

February 1, 1996                                                  VIA COURIER

British Columbia Securities Commission
#1100 - 865 Hornby Street
Vancouver, B.C.
V6Z 2H4

ATTENTION: REGISTRATION AND STATUTORY FILINGS

Dear Sirs:

RE:  VENTURE PACIFIC DEVELOPMENT CORPORATION
     (THE "COMPANY") FORM 27 - MATERIAL CHANGE REPORT

Pursuant to the Company's press release dated January 26, 1996, we enclose herein a Form 27 Material Change Report disclosing the information contained in the press release.

We trust you will find the foregoing in order, however should you have any questions, please feel free to contact the writer.

Yours truly,

/s/ DAVID M. CALABRIGO
- ----------------------------------------
David M. Calabrigo
:jm/Enclosure

cc:  Vancouver Stock Exchange
     Attention: Listings Dept.

     Venture Pacific Development Corporation
     Attention: Mr. Ronald W. Downey

                                    FORM 27

                                 SECURITIES ACT

             MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT


1. REPORTING ISSUER

   VENTURE PACIFIC DEVELOPMENT CORPORATION
   Suite 1204
   700 West Pender Street
   Vancouver, British Columbia
   Canada V6C 1G8.

   Telephone Number: (604) 687-4588


2. DATE OF THE MATERIAL CHANGE

   January 26, 1996


3. PRESS RELEASE

   Press Release dated January 26, 1996 and disseminated through Canada Stockwatch Magazine, Market News Publishing Inc., George Cross News Letter, the Vancouver Stock Exchange and the British Columbia Securities Commission.


4. SUMMARY OF MATERIAL CHANGE

   The Issuer announced that it is proposing a private placement consisting of 1,785,715 units at a price of $0.56 per unit, each unit consisting of one share and one share purchase warrant to purchase a further share at a price of $0.56 in the first year and at $0.65 in the second year. The private placement is subject to regulatory approval.


5. FULL DESCRIPTION OF MATERIAL CHANGE

   The Company announces a proposed private placement of 1,785,715 shares at a price of $0.56 per share with non-transferable share purchase warrants attached entitling the purchase of up to an additional 1,785,715 shares at a price of $0.56 per share if exercised in the first year and $0.56 per share if exercised in the second year. The private placement is subject to regulatory approval.

     The $1,000,000 in proceeds to be received by the Company from the private placement is intended to be used, as to approximately $850,000, to fund development costs associated with the 54 unit townhouse and condominium development known as Creekside Village at Pemberton, British Columbia and, as to the balance for working capital.

6.   RELIANCE ON SECTION 67(2) OF THE ACT

     Not applicable.

7.   OMITTED INFORMATION

     Not applicable.

8.   SENIOR OFFICERS

     Ronald W. Downey
     President & C.E.O
     (604) 687-4588

9.   STATEMENT OF SENIOR OFFICER

     The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 31st day of January 31, 1996.

                                      /s/ Ronald R. Downey
                                      -----------------------------
                                      RONALD R. DOWNEY, PRESIDENT

         THIS INVESTOR RELATIONS AGREEMENT is made effective the _____________ day of March, 1996.


BETWEEN:

         VENTURE PACIFIC DEVELOPMENT CORPORATION, of
         Suite 1204, 700 West Pender Street, Vancouver, British Columbia
         V6C 1G8

         (hereinafter called the "Company")

                                                             OF THE FIRST PART

AND:

         BRUCE GOLDSTEIN of 6879 Town Harbour Boulevard, Suite
         1221, Boca Raton, Florida, U.S.A., 33433 and ED ROGERS of 6675 South Oriole Boulevard, Del Ray Beach, Florida, U.S.A., 33446

         (hereinafter called the "Contractors")

                                                            OF THE SECOND PART

WHEREAS:

A. The Company is engaged in the business of land development and gaming (the "Business");

B. The Contractors have represented to the Company that its principals, Bruce Goldstein ("Goldstein") of Boca Raton, Florida and Ed Rogers ("Rogers") of Del Ray Beach, Florida, have the qualifications and expertise to provide investor relations services to the Company through Discovery Financial ("Discovery") of Coral Springs, Florida in connection with the Business and the Company; and

C. The Company considers it to be in its best interest to engage the Contractors to provide investor relations services to it through Discovery on the terms and subject to the conditions hereinafter set forth.

         NOW THEREFORE THIS AGREEMENT WITNESS THAT the parties mutually agree as follows:

1.     ENGAGEMENT

1.1 Subject to the terms and conditions hereof, the Company hereby engages the Contractors to provide the investor relations services set out in Section
2.1 hereof (the "Services") to it through Discovery.

1.2 The Contractors' obligations to perform the Services shall commence on the day (the "Effective Date") following the day the Company and the Contractors execute this Agreement and will continue for a term of three (3) months from the Effective Date unless earlier terminated or extended in accordance with Section 5 hereof (the "Term").

2.     SERVICES

2.1 Subject to the direction of the Board of Directors of the Company, the Contractors through Discovery shall use its best efforts to promote the Business and the Company and without limiting the generality of the foregoing, shall develop, implement and maintain an ongoing investor relations support system for the Company with the general objective of maintaining and expanding existing and potential investor awareness of the Business and the Company's activities by:

       (a) advising on and assisting in disseminating corporate and Business information on a regular basis to the Company's shareholders;

       (b) advising on considerations in the preparation of the Company's press releases in respect of the Business and other corporate matters;

       (c) providing to the Company information relating to institutional investor sentiment about the Company and the Business;

       (d) targeting and identifying to the Company specific institutional investors who would be suitable long-term investors in the Company;

       (e) advising on and assisting in planning and organizing a corporate presentation, including advice on the format, content, timing, participants and appropriate locations;

       (f) managing financial media relations and financial advertising, if appropriate;

       (g) providing advice and support relating to the financial and media community in the event that a timely response is necessary because of an unusual event;

        (h) doing all such acts and things as may be required to foster, facilitate and enhance a positive reputation for the Company in the marketplace, on the VSE and on any other stock exchange upon which the Company may choose to list its securities.

2.2 The Contractors shall perform the Services in a diligent and efficient manner and will faithfully devote the time, effort and ability necessary to perform the Services.

3.      CONSIDERATION

        In consideration for the Services, the Company shall pay the Contractors the aggregate sum of $7,500 per month in advance during the Term, the first such payment to be made on the Effective Date.

4.      RELATIONSHIP OF THE PARTIES

        The services to be performed by the Contractors hereunder through Discovery are personal in character and neither this Agreement nor any rights or benefits arising thereunder are assignable by the Contractors or Discovery. In performing the Services, the Contractors and Discovery shall operate as, and shall have the status of, independent contractors and shall not act or hold themselves out as, or be an agent of, the Company.

5.      TERMINATION AND RENEWAL

5.1 This Agreement may be terminated at any time by the Company if it determines that the Contractors are not qualified to provide the Services as represented in Recital B and otherwise, by either party on 30 days prior written notice to the other party.

5.2 This Agreement may be renewed at the end of the Term by agreement in writing of the parties.

6.      NOTICES

6.1 Any notice, direction or other instrument required or permitted to be given under the provisions of this Agreement will be in writing and may be given by delivery of the same or by mailing the same by prepaid, registered or certified mail or by sending the same by fax or other similar form of communication, in each case addressed as follows:

       (a) If to the Company at:

           Suite 1204
           700 West Pender Street
           Vancouver, British Columbia
           V6C 1G8

           Attention: Mr. Ron Downey

           Fax No.: (604) 687-4905

       (b) If to the Contractors at:

           Discovery Financial
           9070 North West 53rd Street
           Coral Springs, Florida
           U.S.A. 33067

           Attention: Bruce Goldstein or Ed Rogers

           Fax No.: (954) 943-6430

6.2 Any notice, direction or other instrument aforesaid, if delivered, will be deemed to have been given and received on the day it was delivered, and if mailed, will be deemed to have been given and received on the fifth business day following the day of mailing except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received and, if sent by fax or other similar form of communication, be deemed to have been given or received on the day it was so sent.

6.3 Any party may at any time give to the other notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

7.     FURTHER ASSURANCES

       Each party will at any time and from time to time, upon the request of the other, execute and deliver such further documents and do such further acts and things as such other party may reasonably request in order to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement.

8.     ENUREMENT

       This Agreement shall enure to the benefit of and be binding on the parties to this Agreement and their respective successors and permitted assigns.

9.     LAW

       This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the parties hereby irrevocably attorn to the courts of such Province.

       IN WITNESS WHEREOF the parties have executed this Agreement by their duly authorized signatories as of the day and year first above written.

                                    VENTURE PACIFIC DEVELOPMENT CORPORATION

                                    Per: /s/ Ronald R. Downey
                                         ----------------------------------


                                         /s/ Bruce Goldstein
                                         ----------------------------------
                                         BRUCE GOLDSTEIN

                                         /s/ Ed Rogers
                                         ----------------------------------
                                         ED ROGERS

                                         /s/ Evelyn Persaud
                                         ----------------------------------
                                         EVELYN PERSAUD
                                         My Commission CC311562
                                         Expires Aug. 29, 1997
                                         Bonded by ANB
                                         800-852-5878

                                  APPENDIX 23C

                      DECLARATION OF STOCK OPTION POSITION
                  (This form to be completed by the Optionee)

                            INCENTIVE STOCK OPTIONS

TO:  The Vancouver Stock Exchange

RE: VENTURE PACIFIC DEVELOPMENT CORPORATION (the "Company"), incentive stock options to purchase 100,000 common shares of the Company at $1.10 per share, granted on March 29, 1996 and expiring March 29, 1997 (the "Options").

I, Bruce Goldstein, HEREBY CERTIFY that the non-transferable Options have been granted to me in compliance with the requirements of V.S.E. Listings Policy 23; and more particularly that at the time of grant, I was not aware of any change in the affairs of the Company which might have affected the trading price or value of the Company's shares and which had not been disclosed to the public. If the Company is classified as a Venture Company as at the date of this Declaration, I confirm that I have not been granted a stock option in the Company within two years of the date of grant of the Options.

I am a Senior Officer (director/senior officer/bona fide employee) of 345384 B.C. Ltd., a subsidiary of the Company, or I am an individual employed by _________________________________, a company providing management services to the Company. (If an employee: my job description is ___________________________ and I work ______ hours per week for the Company or its subsidiaries.)

I HEREBY CERTIFY FURTHER that I do not hold stock options with more than 15 companies listed on the Vancouver Stock Exchange (including the Company).

I HEREBY FURTHER CERTIFY (complete either Part I or Part II as applicable):

                                     PART I

THAT I do not currently have any outstanding options granted by any listed company.

DATED this 1st day of APRIL, 1996.

Signature: /s/ Bruce Goldstein
           ---------------------------------
           Bruce Goldstein

                                    PART II

THAT I hold as of the date of this Declaration outstanding stock options which have been granted to me by the Company and/or other listed companies as follows:

Name of Listed Company                             Outstanding Balance

      NONE
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

(Complete on separate sheet if insufficient space)

DATED this   1st  day of  April  , 1996
           ------        --------
Signature:  /s/ Bruce Goldstein
           --------------------
                Bruce Goldstein

     Enforcement action by the Vancouver Stock Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.

           THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC FILE

                            APPENDIX 23C

                  DECLARATION OF STOCK OPTION POSITION
               (This form to be completed by the Optionee)

                       INCENTIVE STOCK OPTIONS


TO:  The Vancouver Stock Exchange

RE: VENTURE PACIFIC DEVELOPMENT CORPORATION (the "Company"), incentive stock options to purchase 100,000 common shares of the Company at $1.10 per share, granted on March 29, 1996 and expiring March 29, 1997 (the "Options").


I, Ed Rogers, HEREBY CERTIFY that the non-transferable Options have been granted to me in compliance with the requirements of V.S.E. Listings Policy 23; and more particularly that at the time of grant, I was not aware of any change in the affairs of the Company which might have affected the trading price or value of the Company's shares and which had not been disclosed to the public. If the Company is classified as a Venture Company as at the date of this Declaration, I confirm that I have not been granted a stock option in the Company within two years of the date of grant of the Options.

I am a Senior Officer(director/senior/ officer/bona fide employee) of 345384 B.C. Ltd., a subsidiary of the Company, or I am an individual employed by __________________________________________, a company providing management services to the Company. (If an employee: my job description is ____________ ___________________________________ and I work _______ hours per week for the Company or its subsidiaries.)

I HEREBY CERTIFY FURTHER that I do not hold stock options with more than 15 companies listed on the Vancouver Stock Exchange (including the Company).

I HEREBY FURTHER CERTIFY (complete either Part I or Part II as applicable):

                             PART I

THAT I do not currently have any outstanding options granted by any listed company.

DATED this 1 day of April, 1996.
          ---       -----    --

Signature:  /s/ Edward Rogers
            --------------------
                Edward Rogers

                                PART II


THAT I hold as of the date of this Declaration outstanding stock options which have been granted to me by the Company and/or listed companies as follows:


Name of Listed Company                               Outstanding Balance

______________________________________________________________________________

______________________________________________________________________________

______________________________________________________________________________

______________________________________________________________________________

______________________________________________________________________________

______________________________________________________________________________

______________________________________________________________________________

(Complete on separate sheet if insufficient space)


DATED this 1 day of April, 1999.
          ---       -----    --


Signature:  /s/ Edward Rogers
            --------------------
                Edward Rogers

        Enforcement action by the Vancouver Stock Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.



          THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC FILE

                                  APPENDIX 23D
                     SUMMARY FORM - INCENTIVE STOCK OPTIONS
       (Attach to Declaration of Incentive Stock Options (Appendix 23E))


COMPANY NAME: Venture Pacific Development Corporation           SYMBOL: VSE:VPV
              ---------------------------------------                   -------

DATE: March 29, 1996
      --------------

1.  OPTIONS PROPOSED FOR ACCEPTANCE:

Date of Grant: 96/03/29 (y/m/d).
               --------

=====================================================================================
                   POSITION
                   (DIRECTOR/SENIOR   INSIDER?
                   OFFICER/           YES OR     NO. OF   EXERCISE   EXPIRY
NAME OF OPTIONEE   EMPLOYEE)          NO         SHARES   PRICE      DATE
- -------------------------------------------------------------------------------------
Bruce Goldstein    Officer                       50,000   $1.10      March 29, 1997
- -------------------------------------------------------------------------------------
Ed Rogers          Officer                       50,000   $1.10      March 29, 1997
- -------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------

=====================================================================================

Total Number of optioned shares proposed for acceptance:  100,000 common shares
                                                          ---------------------
2.  OTHER OUTSTANDING OPTIONS:

================================================================
                     NO. OF      EXERCISE     DATE OF     EXPIRY
NAME OF OPTIONEE     SHARES      PRICE        GRANT       DATE
- ----------------------------------------------------------------

- ----------------------------------------------------------------

- ----------------------------------------------------------------

- ----------------------------------------------------------------

- ----------------------------------------------------------------

================================================================

Total Number of shares optioned, including those proposed for acceptance
                                                                         ------

3.  State the date of the press release announcing the grant of options:
    March 29, 1996 (attach copy).
    --------------

4.  State the total issued and outstanding share capital at the date of grant:

    --------------.

5. State, as a percentage of the issued shares of the Company, the aggregate number of shares that are subject to incentive stock options, including options of this Filing:----------- %.

6. State the closing price of the Company's shares for the ten trading days immediately preceding the date of grant and the average closing price for such ten days. If the exercise price is determined other than by the average ten day closing price, provide details:



Date                  Closing Price         Average Closing Price

March 29/96           $ 1.40
- -----------------     -----------------
      28              $ 1.40
- -----------------     -----------------
      27              $ 1.35
- -----------------     -----------------
      26              $ 1.25
- -----------------     -----------------
      25              $ 1.16
- -----------------     -----------------
      22              $ 1.25
- -----------------     -----------------
      21              $ 1.20
- -----------------     -----------------
      20              $ 1.01
- -----------------     -----------------
      19              $ 1.01
- -----------------     -----------------
      18              $ 1.01                $ 1.21
- -----------------     -----------------     -------------------


7. No material change occurred and no press release was issued by the Company during the ten trading days immediately preceding the date of grant. If a material change did occur within the ten trading days immediately preceding the grant, the average does not include a closing price that occurred earlier than the trading day following the day on which the material change was announced.

8. If the Company has completed a public distribution of its securities within six months of the date of grant, state the per share price paid by the public investors: $ ---------------.

9.  The fee for this filing is: $336.00, which sum plus GST is enclosed with
    this application.           -------

Enforcement action by the Vancouver Stock Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.

           THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC FILE

                                  APPENDIX 23G
                             STOCK OPTION CHECKLIST
                                 REGULAR FILING


COMPANY CHECKLIST

COMPANY NAME  VENTURE PACIFIC DEVELOPMENT CORPORATION (the "Company")

SYMBOL VSE:VPV

VENTURE BOARD COMPANY  X
                      ---
SENIOR BOARD COMPANY
                      ---


RELEVANT POLICIES:   Policy 23, Director and Employee Stock Options. See also
                     Policy 11, Inactive Companies and Reactivation, Policy
                     18.5, and Reverse Takeovers.

1.  PURPOSE:         This form is designed to list documents needed and
                     establish that the grant of options contemplated is in compliance with the requirements of Exchange policies in order to speed up the Exchange's review and acceptance of the application.

2.  DOCUMENTS:       All documents filed within 30 days of grant of options
                     Yes___  No___

Place a check mark in the box to indicate the following documentation is enclosed.

a. Copy of the news release announcing grant of options: Date of release March 29, 1996 ___

b. Certified true copy of the directors' resolution granting the option ___

c. Certified true copies or originals of the individual option agreements ___

d. If optionees include Insiders, copy of the Information Circular and minutes of shareholders' meeting at which shareholder approval was obtained ___
        IF THE SHAREHOLDER MEETING HAS NOT YET TAKEN PLACE,
        PLEASE CHECK HERE ___

e. Declaration of Stock Option Position completed and executed by each optionee (Appendix 23C) ___

f. If optionees include a corporation, a Certificate and Undertaking Required From a Corporation Granted an Incentive Stock Option (Appendix 23B) ___

g. Particulars of any existing incentive stock options held by any optionees (must be in the form of a Declaration of Stock Option Summary Form -
    Appendix 23D) ___

    h.  Filing Fees                                                        [ ]

3.  DOCUMENT REVIEW:  Please place a check in the applicable box to ensure that the following provisions are included in the applicable documents.

=======================================================================================
                  ITEMS - GENERAL REQUIREMENTS                       YES     NO   N/A
- ---------------------------------------------------------------------------------------
  a.  Option Agreements
- ---------------------------------------------------------------------------------------
      (i)   Option not transferable/assignable                       Yes
- ---------------------------------------------------------------------------------------
      (ii)  Period option exercisable after death of optionee        Yes
            will not exceed 1 year
- ---------------------------------------------------------------------------------------
      (iii) Option exercisable not more than 30 days after           Yes
            optionee ceases to be employee, director, senior
            officer (not applicable to Senior Board Companies)
- ---------------------------------------------------------------------------------------
      (iv)  Represents that optionee is a bona fide                  Yes
            employee/director/senior officer
- ---------------------------------------------------------------------------------------
      (v)   Shareholder approval prior to exercise of options                     N/A
            to Insiders required
- ---------------------------------------------------------------------------------------
      (vi)  Shareholder approval of amendments to options to         Yes
            Insiders agreements required
- ---------------------------------------------------------------------------------------
  b.  Term of options (equal to or less than 5 yrs Venture,        One (1)
      equal to or less than 10 yrs Senior)                          Year
- ---------------------------------------------------------------------------------------
  c.  Total options do not exceed 10% issued and outstanding         Yes
      (unless the Company has a Stock Option Plan that states
      otherwise)
- ---------------------------------------------------------------------------------------
  d.  Total options to any one optionee does not exceed 5%           Yes
      issued and outstanding
=======================================================================================

4.  INACTIVE COMPANIES AND COMPANIES UNDERGOING REVERSE TAKEOVERS:

    a.  Is the Company "inactive"?                              Yes     No  X
                                                                    ---    ---

        - If YES, Company cannot grant new stock options nor Insiders exercise existing stock options pursuant to Policy 11

        B.  Is the Company presently undergoing or has the Company recently
            completed a Reverse Takeover?                 Yes      No   X
                                                              ----     ----

            - If YES, Company cannot grant options until at least 30 days from the date of resumption of trading pursuant to Policy 18.5.

5. IS THE/AN OPTIONEE A CORPORATION:                       Yes      No   X
                                                              ----     ----

   -        If YES, are the shares of corporate optionee wholly-owned
            by an individual eligible for the options (e.g. employee,
            director, senior officer)                      Yes      No
                                                              ----     ----

   - If YES, has the corporate optionee filed a Certificate and Undertaking Required From a Corporation Granted an Incentive
            Stock Option (Appendix 23B)                    Yes      No
                                                              ----     ----

6. PRICING AND POLICY COMPLIANCE:

   Is the Price calculated correctly having regard to:

   a. Is the exercise price THE GREATER OF average closing price within 10 trading days before the day of grant AND $0.15
      per share?                                             Yes  X    No
                                                                 ----     ----

   b. If no trades took place within 10 trading days, is the exercise price THE
      GREATER OF last closing price AND $0.15 per share?     Yes  X    No
                                                                 ----     ----

   c. If a material change was announced within 10 trading days after the grant, is the exercise price THE GREATER OF average closing price for the period from the trading day after the material change announcement and ending on
      the trading day before the grant AND $0.15 per share?  Yes  X    No
                                                                 ----     ----

   d. If the grant is within 6 months of a public distribution, is the exercise price THE GREATER OF the average closing price within
      10 trading days before the grant and the per share price of the
      distribution?                                          Yes  X    No
                                                                 ----     ----

7. ADDITIONAL REQUIREMENTS FOR VENTURE COMPANIES:

   The following provisions are only applicable to companies listed on the Exchange's Venture Board.

   a. Only one option is granted to the same individual
      at any one time?                                       Yes  X    No
                                                                 ----     ----

   b. Has it been 2 years since the last grant for
      this optionee?                                         Yes  X    No
                                                                 ----     ----

   c. No optionee has stock options with more than 15
      companies?                                             Yes  X    No
                                                                 ----     ----

8. VSE NOTICE: The following is needed to complete the VSE acceptance notice.

   Total number of shares on which options are granted: 100,000 common shares
                                                        ---------------------

   Exercise price: $1.10 per share
                   ------------------------------------

   Date granted (yr/mth/day): March 29, 1996
                              -------------------------

   Expiry Date (yr/mth/day):  March 29, 1997
                              -------------------------

9. POLICY DEVIATION:

   If the Company has answered YES to Questions 4 or NO to any of Questions 2,3,5,6, and 7, the covering letter provided with this Checklist explains why a deviation from Exchange policy is in the best interests of the Company and the investing public.
                                                             Yes       No
                                                                 ----     ----

10. CERTIFICATION:

    The undersigned, being a director or senior officer of the Company, certifies that the information disclosed in this Checklist is true in all respects as of the date noted below.

    Date ____________________     Ronald W. Downey
                                  ______________________________________________
                                                     Name of director or officer


                                                   /s/ Ronald W. Downey
                                                  _____________________________
                                                     Ronald W. Downey  Signature


                                                   President
                                                  _____________________________
                                                              Official Capacity



Enforcement action by the Vancouver Stock Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.

                   [VENTURE PACIFIC DEVELOPMENT CORPORATION]

                                                                NEWS RELEASE


FOR IMMEDIATE RELEASE
- ---------------------


VANCOUVER, BRITISH COLUMBIA. (MARCH 29, 1995) - VENTURE PACIFIC DEVELOPMENT CORPORATION, a publicly-held company which trades on the Senior Board of the Vancouver Stock Exchange (Symbol: VPV) and on the NASDAQ Electronic Bulletin in the United States (Symbol: VEPDF) (the "Company") announces today the granting of stock options in the amount of 100,000 common shares. These shares will entitle the holders thereof to purchase an aggregate 100,000 common shares of the Company exercisable at $1.10 per share at any time up to and including March 29, 1997.


FOR FURTHER INFORMATION CONTACT: RONALD W. DOWNEY AT (604) 687-4588 OR 1-(888) 260-8888 BY FAX AT (604) 687-4905.


On behalf of the Board of Directors


/s/ Ronald W. Downey
- -----------------------------------
Ronald W. Downey, President & C.E.O.



The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  VENTURE PACIFIC DEVELOPMENT CORPORATION
                                          (Registrant)

Date: June 12, 1996               By: /s/ Ronald W. Downey
                                          Ronald W. Downey
                                          President and Chief Executive Officer
                                          (Signature)*

*Print the name and title of the signing officer under his signature.